SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C. 20549


                           SCHEDULE 13G

            Under the Securities Exchange Act of 1934
                        (Amendment No. )*


               Chiquita Brands International, Inc.
            -----------------------------------------
                         (Name of Issuer)


                  Common Stock, $0.01 par value
            -----------------------------------------
                  (Title of Class of Securities)


                           170032 80 9
            -----------------------------------------
                          (CUSIP Number)


                          March 19, 2002
            -----------------------------------------
     (Date of Event Which Requires Filing of this Statement)


         Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

         [ ] Rule 13d-1(b)

         [X] Rule 13d-1(c)

         [ ] Rule 13d-1(d)

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                     CUSIP No. 170032 80 9


1    NAME OF REPORTING PERSON
     I.R.S. Identification No. of above person (entities only).

     OZ Management, L.L.C.


2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                       (a) [  ]
                                                       (b) [  ]

3    SEC USE ONLY


4    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware


     NUMBER OF SHARES BENEFICIALLY OWNED BY
     EACH REPORTING PERSON WITH:

         5    SOLE VOTING POWER

              1,947,461 Shares

         6    SHARED VOTING POWER

              0 Shares


         7    SOLE DISPOSITIVE POWER

              1,947,461 Shares


         8    SHARED DISPOSITIVE POWER

              0 Shares


9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,947,461 Shares


10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)


11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

          4.9%


12   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

         OO/IA

                                     CUSIP No. 170032 80 9


1    NAME OF REPORTING PERSON
     I.R.S. Identification No. of above person (entities only).

     OZF Management, L.P.


2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                       (a) [  ]
                                                       (b) [  ]

3    SEC USE ONLY


4    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware


     NUMBER OF SHARES BENEFICIALLY OWNED BY
     EACH REPORTING PERSON WITH:

         5    SOLE VOTING POWER

              1,100,055 Shares

         6    SHARED VOTING POWER

              0 Shares


         7    SOLE DISPOSITIVE POWER

              1,100,055 Shares


         8    SHARED DISPOSITIVE POWER

              0 Shares


9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,100,055 Shares


10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)


11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

         2.8%


12   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

         PN/IA

          This Statement on Schedule 13G relates to shares of Common Stock ("Shares") of Chiquita Brands International, Inc. beneficially owned by OZ Management, L.L.C., a Delaware limited liability company ("OZ Management"), and OZF Management, L.P., a Delaware limited partnership ("OZF Management").


         Item 1(a) Name of issuer: Chiquita Brands International, Inc., a New Jersey corporation (the "Company").

         Item 1(b) Address of issuer's principal executive offices: 250 East Fifth Street, Cincinnati, Ohio 45202.


         Item 2(a)  Name of person filing:

         This statement is filed on behalf of each of the following persons (collectively, the "Reporting Persons"):

         i)   OZ Management, a Delaware limited liability company.

         ii)  OZF Management, a Delaware limited partnership.


         2(b)  Address or principal business office or, if none, residence:

        The address of the principal business office of OZ Management is 9 West 57th Street, 39th Floor, New York, New York 10019

        The address of the principal business office of OZF Management is 9 West 57th Street, 39th Floor, New York, New York 10019


         2(c)  Citizenship:

         i)   OZ Management is a Delaware limited liability company.

         ii)  OZF Management is a Delaware limited partnership.


         2(d)  Title of class of securities: Common Stock

         2(e)  CUSIP No.:   170032 80 9


         Item 3. If this statement is filed pursuant to Rule 13d-1(b) or Rule 13d-2(b) or (c), check whether the person filing is a:

        (a) [ ] Broker or dealer registered under Section 15 of the Exchange
Act.

        (b) [ ] Bank as defined in section 3(a)(6) of the Exchange Act.

        (c) [ ] Insurance company as defined in section 3(a)(19) of the Exchange Act.

        (d) [ ] Investment company registered under section 8 of the Investment Company Act.

        (e) [ ] An investment adviser in accordance with Rule
13d-1(b)(1)(ii)(E).

        (f) [ ] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

        (g) [ ] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).

        (h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

        (i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act.

        (j) [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

        If this statement is filed pursuant to Rule 13d-1(c), check this box.
[x]


         Item 4.  Ownership

         See cover page for each Reporting Person.

         OZ Management serves as an investment manager to a number of discretionary accounts and investment entities, with respect to which it has voting and dispositive authority over 1,947,461 Shares, or 4.9% of the Company's 40,000,000 Shares outstanding as of the reporting date. OZF Management serves as an investment manager to a number of discretionary accounts and investment entities, with respect to which it has voting and dispositive authority over an additional 1,100,055 Shares, or 2.8% of the Company's 40,000,000 Shares outstanding as of the reporting date, and together with the Shares beneficially owned by OZ Management, 7.7% (accounting for rounding) of the Company's Shares outstanding on such date. All Shares reported hereby are owned by such discretionary accounts and investment entities, and each of OZ Management and OZF Management disclaims beneficial ownership of such Shares.

         Mr. Daniel S. Och is the senior managing member of OZ Management and a senior managing member of OZF Management, L.L.C., the general partner of OZF Management. Mr. Stephen C. Freidheim is a senior managing member of OZF
Management, L.L.C.   As such, Mr. Och may be deemed indirectly to control the
Shares reported hereunder by each of OZ Management and OZF Management, and Mr. Freidheim may be deemed indirectly to control the Shares reported hereunder by OZF Management.


         Item 5.  Ownership of 5 Percent or Less of a Class.

         If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than
five percent of the class of securities, check the following:      [ ]


         Item 6.  Ownership of More than 5 Percent on Behalf of Another Person.

         Not applicable.


         Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

         Not applicable.


         Item 8.  Identification and Classification of Members of the Group.

         Not applicable.


         Item 9.  Notice of Dissolution of Group.

         Not applicable.


        Item 10. Certifications

        By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                            SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  March 26, 2002.


OZ MANAGEMENT, L.L.C.


By:  /s/ Daniel S. Och
--------------------------------
Name:   Daniel S. Och
Title:  Senior Managing Member


OZF MANAGEMENT, L.P.
By:  OZF MANAGEMENT, L.L.C.
     as General Partner


By:  /s/ Stephen C. Freidheim
----------------------------------
Name:   Stephen C. Freidheim
Title:  Senior Managing Member